SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS PLC

RESULTS OF ANNUAL GENERAL MEETING

HELD ON 24TH SEPTEMBER 2009

Ryanair Holdings plc confirmed that all of the resolutions considered and voted upon by the shareholders at the Company’s Annual General Meeting held today, Thursday, 24th September 2009 were approved. The full text of each resolution was included in the Notice of the Annual General Meeting of the Company circulated to shareholders and is also available on the Company’s website at www.ryanair.com . Each of the resolutions were passed by a show of hands and carried, as set out in the following table.

	Votes For		Votes Against		Total Votes*	Votes Withheld *	Total (Inc. Withheld)
	Number	%	Number	%
Resolution 1.	958,933,867	99.98%	194,267	0.02%	959,128,134	7,631,810	966,759,944
Resolution 2A.	879,385,028	91.69%	79,650,913	8.31%	959,035,941	7,724,003	966,759,944
Resolution 2B.	869,113,595	89.96%	97,000,682	10.04%	966,114,277	645,667	966,759,944
Resolution 2C.	873,398,574	91.06%	85,697,367	8.94%	959,095,941	7,664,003	966,759,944
Resolution 3.	966,401,701	99.99%	130,982	0.01%	966,532,683	227,261	966,759,944
Resolution 4.	963,002,586	99.63%	3,530,097	0.37%	966,532,683	227,261	966,759,944
Resolution 5.	964,082,827	99.75%	2,449,856	0.25%	966,532,683	227,261	966,759,944
Resolution 6.	965,378,999	99.88%	1,153,684	0.12%	966,532,683	227,261	966,759,944

* As “Votes Withheld” are not votes in law, they are not taken into account in the calculation of the proportion of the votes For and Against or in the Total Votes shown.

Ends.                                    Thursday, 24th September 2009

For reference:

Juliusz Komorek                   Pauline McAlester

Ryanair                                 Murray Consultants
Tel: +353-1-8121212               Tel: +353-1-49890300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  24 September, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary